UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

Zale Corporation

(Name of issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

988858106

(CUSIP number)

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Gary M. Holihan, P.C.

                Robert M. Hayward, P.C.

(312) 862-2000

(Name, address and telephone number of person authorized to receive notices and communications)

August 10, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 2 is being filed solely to correct an inadvertent typographical error that appeared in Amendment No. 1 filed with the Securities and Exchange Commission on July 29, 2010. The percentage of class represented by the aggregate amount beneficially owned by each Reporting Person is 25.6% and not 34.5%. No other information in Amendment No. 1 has been updated.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 10, 2010

Golden Gate Capital Opportunity Fund, L.P.
Golden Gate Capital Opportunity Fund-A, L.P.
GGCOF Third-Party Co-Invest, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGC Opportunity Fund Management GP, Ltd.

By:	/s/ David C. Dominik
David C. Dominik
Director

GGCOF Co-Invest, L.P.

By:	GGCOF Co-Invest Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

GGCOF Co-Invest Management, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Director

Z Investment Holdings, LLC

By:	/s/ David C. Dominik
David C. Dominik
Authorized Person